CUSIP No. 876851106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Taylor Capital Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

876851106

(CUSIP Number)

Jennifer W. Steans Financial Investments Corporation 50 East Washington Street, Suite 400 Chicago, Illinois 60602 (312) 494-4513

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Harrison I. Steans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,414,355
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,414,355
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,414,355
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Jennifer W. Steans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,816
	8	SHARED VOTING POWER 997,071
	9	SOLE DISPOSITIVE POWER 164,816
	10	SHARED DISPOSITIVE POWER 997,071
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,161,887
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Charles E. Brinley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,268
	8	SHARED VOTING POWER 343,168
	9	SOLE DISPOSITIVE POWER 15,268
	10	SHARED DISPOSITIVE POWER 343,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,436
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Margot M. Brinley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 139,943
	8	SHARED VOTING POWER 218,493
	9	SOLE DISPOSITIVE POWER 139,943
	10	SHARED DISPOSITIVE POWER 218,493
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,436
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Justin W. Daab
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,321
	8	SHARED VOTING POWER 279,811
	9	SOLE DISPOSITIVE POWER 5,321
	10	SHARED DISPOSITIVE POWER 279,811
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Leonard A. Gail
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,943
	8	SHARED VOTING POWER 1,018,912
	9	SOLE DISPOSITIVE POWER 79,943
	10	SHARED DISPOSITIVE POWER 1,018,912
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Amy M. Heinrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,268
	8	SHARED VOTING POWER 203,225
	9	SOLE DISPOSITIVE POWER 63,268
	10	SHARED DISPOSITIVE POWER 203,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,493
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Benjamin J. Hunter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Maxine M. Hunter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 574,132
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 574,132
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Peter M. Hunter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Thomas B. Hunter III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 534,132
	8	SHARED VOTING POWER 40,000
	9	SOLE DISPOSITIVE POWER 534,132
	10	SHARED DISPOSITIVE POWER 40,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Thomas B. Hunter IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,589
	8	SHARED VOTING POWER 160,000
	9	SOLE DISPOSITIVE POWER 80,589
	10	SHARED DISPOSITIVE POWER 160,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,589
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Willard M. Hunter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,161
	8	SHARED VOTING POWER 163,000
	9	SOLE DISPOSITIVE POWER 45,161
	10	SHARED DISPOSITIVE POWER 163,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,161
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS James P. Kastenholz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,984
	8	SHARED VOTING POWER 1,121,903
	9	SOLE DISPOSITIVE POWER 39,984
	10	SHARED DISPOSITIVE POWER 1,121,903
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,161,887
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Adeline M. Morrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,350
	8	SHARED VOTING POWER 120,043
	9	SOLE DISPOSITIVE POWER 6,350
	10	SHARED DISPOSITIVE POWER 120,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,393
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Harold M. Morrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,293
	8	SHARED VOTING POWER 40,100
	9	SOLE DISPOSITIVE POWER 86,293
	10	SHARED DISPOSITIVE POWER 40,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,393
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Helen H. Morrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,196
	8	SHARED VOTING POWER 203,225
	9	SOLE DISPOSITIVE POWER 200,196
	10	SHARED DISPOSITIVE POWER 203,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 403,421
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Lois L. Morrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,586
	8	SHARED VOTING POWER 208,546
	9	SOLE DISPOSITIVE POWER 76,586
	10	SHARED DISPOSITIVE POWER 208,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Leo A. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,098,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,098,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Heather A. Steans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 159,911
	8	SHARED VOTING POWER 938,944
	9	SOLE DISPOSITIVE POWER 159,911
	10	SHARED DISPOSITIVE POWER 938,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106
1	NAMES OF REPORTING PERSONS Robin M. Steans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,968
	8	SHARED VOTING POWER 1,018,887
	9	SOLE DISPOSITIVE POWER 79,968
	10	SHARED DISPOSITIVE POWER 1,018,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 4 to Schedule 13D is being filed to amend the Schedule 13D originally filed by Harrison I. Steans and Jennifer W. Steans (the “Original Reporting Persons”) on October 2, 2008, as amended by Amendment No. 1 thereto filed on December 10, 2009, Amendment No. 2 thereto filed on June 4, 2010, and Amendment No. 3 thereto filed on August 9, 2010 (as so amended, the “Schedule 13D”), related to the common stock, par value $.01 per share (the “Common Stock”), of Taylor Capital Group, Inc., a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 9550 West Higgins Road Rosemont, Illinois 60018. As described herein, the primary purposes of this Amendment No. 4 are to: (i) supplement the Schedule 13D with information regarding the Title Change (as defined in Item 4); (ii) supplement the Schedule 13D with information regarding agreements entered into by the Participating Reporting Persons (as defined in Item 4) with respect to the Series F Preferred Stock (as defined in Item 4); and (iii) include the individuals discussed in Item 2 as additional reporting persons, each of whom is an adult relative of the Original Reporting Persons, conducts business and personal affairs within a common family office and is being included as an additional reporting person in light of his or her role within such common family office and recent investment decisions relating to the Issuer, in particular the Participating Reporting Persons involvement in the subscription for shares of Series F Preferred Stock (the “Additional Reporting Persons,” and together with the Original Reporting Persons, the “Reporting Persons”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

(a)–(c) Set forth in the following table is certain information with respect to the Additional Reporting Persons:

Name	Address	Principal Occupation / Name and Address of Organization Where Business Is Conducted

Charles E. Brinley	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Director, Bank of America Merrill Lynch 214 Tryon St. Charlotte, North Carolina 28255

Margot M. Brinley	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Social Worker, Alexander Youth Network 6220 Thermal Rd. Charlotte, North Carolina 28211

Justin W. Daab	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Managing Director, Magnani 200 S. Michigan Ave., 5th Floor Chicago, Illinois 60604

Leonard A. Gail	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Massey & Gail, LLP 50 E. Washington St., Suite 400 Chicago, Illinois 60602

Amy M. Heinrich	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Minister, First Presbyterian Church 219 W. Maple Ave. Libertyville, Illinois 60048

Benjamin J. Hunter	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Student 50 E. Washington St., Suite 400 Chicago, Illinois 60602

Maxine M. Hunter	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Retired 50 E. Washington St., Suite 400 Chicago, Illinois 60602

Peter M. Hunter	50 E. Washington St., Suite 400 Chicago, Illinois 60602	FX Operations Specialist, HSBC 1 W. 39th St. New York, New York 10018

Thomas B. Hunter III	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Retired 50 E. Washington St., Suite 400 Chicago, Illinois 60602

Thomas B. Hunter IV	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Executive Director, Hunter Family Foundation 50 E. Washington St., Suite 400 Chicago, Illinois 60602

Willard M. Hunter	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Self-employed 50 E. Washington St., Suite 400 Chicago, Illinois 60602

James P. Kastenholz	50 E. Washington St., Suite 400 Chicago, Illinois 60602	CEO, Total Home Maintenance 2711 W. Lake St. Chicago, Illinois 60612

Adeline S. Morrison	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Retired 50 E. Washington St., Suite 400 Chicago, Illinois 60602

Harold M. Morrison	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Retired 50 E. Washington St., Suite 400 Chicago, Illinois 60602

Helen H. Morrison	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Deputy Benefits Tax Counsel, U.S. Dept. of Treasury 1500 Pennsylvania Ave. Washington, District of Columbia 20220

Lois L. Morrison	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Executive Director, Morrison Family Foundation 50 E. Washington St., Suite 400 Chicago, Illinois 60602

Leo A. Smith	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Teacher, Perspectives Charter School 3663 S. Wabash St. Chicago, Illinois 60653

Heather A. Steans	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Senator, State of Illinois 218B Capitol Building 312 S. Second St. Springfield, Illinois 62706

Robin M. Steans	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Executive Director, Advance Illinois 50 E. Washington St., Suite 410 Chicago, Illinois 60602

(d)–(e) During the last five years, none of the Additional Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or funding any violation with respect to such laws.

(f) Each of the Additional Reporting Persons is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

Information regarding the amount of funds used by each Additional Reporting Person to acquire the shares of Common Stock beneficially owned by such Additional Reporting Person is provided in the table set forth in Item 5, which table and accompanying notes are incorporated by reference into this Item 3. As described in the notes accompanying Item 5, the amount of funds provided for each Additional Reporting Person may include funds used to purchase securities which, because of the nature of their ownership, are also reported as beneficially owned by other Reporting Persons herein and/or the beneficial ownership of which is disclaimed by such Additional Reporting Person. The sources of funds used to acquire the shares of Common Stock beneficially owned by the Additional Reporting Persons were personal funds and borrowings from lines of credit issued by various financial institutions with customary terms and conditions.

As discussed in further detail in Item 4, the change in the number of shares of Common Stock reported as beneficially owned by the Original Reporting Persons in Item 5 since the filing of Amendment No. 3 to the Schedule 13D is due solely to the fact that certain warrants to purchase additional shares of Common Stock beneficially owned by the Original Reporting Persons have become exercisable and that Harrison I. Steans does not have shared investment and voting power over the FIC Warrants as previously reported in the Schedule 13D. Consequently, the change in the number of shares of Common Stock reported as beneficially owned by the Original Reporting Persons did not require the expenditure of any funds.

Also, as described in further detail in Item 4, the contemplated Title Change represents a change in the form in which the Reporting Persons hold beneficial ownership of certain Issuer securities, rather than a purchase or sale of the securities involved. Therefore, the expenditure of no funds is required to complete the Title Change.

Finally, it is anticipated that the source of funds to be used by the Participating Reporting Persons to acquire shares of Series F Preferred Stock may be (i) personal funds; (ii) borrowings from existing lines of credit from The Northern Trust Company, Bank of America, NA, and UBS Global Asset Management Trust Company, each with customary terms and conditions; or (iii) a combination thereof.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

On January 28, 2011, the Issuer entered into subscription agreements (the “Subscription Agreements”) to sell up to $25.0 million of 8% Non-Cumulative, Non-Voting, Contingent Convertible Preferred Stock, Series F (the “Series F Preferred Stock”) in a private placement to certain individuals including six of the Reporting Persons (such Reporting Persons, the “Participating Reporting Persons,” and the Participating Reporting Persons, together with all other such individuals entering into Subscription Agreements with the Issuer on January 28, 2011, the “Initial Investors”). Pursuant to the Subscription Agreements, the Initial Investors committed to purchase the following amounts of Series F Preferred Stock, subject to certain reductions, as described below:

Thomas B. Hunter, III	$5,150,000

Harold M. Morrison	$1,000,000

Harrison I. Steans	$5,000,000

Heather A. Steans	$1,175,000

Jennifer W. Steans	$2,750,000

Robin M. Steans	$1,675,000

Other Initial Investors, collectively	$8,250,000

Following entry into the Subscription Agreements, it is anticipated that the Issuer will commence offering shares of Series F Preferred Stock to other “Accredited Investors” (as such term is defined by Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended, and such other Accredited Investors, the “Other Investors”) on substantially the same terms as the Initial Investors. It is the understanding of the Reporting Persons that such Other Investors will generally be limited to current holders of the Issuer’s Series C and Series E Preferred Stock. The amount committed by the Initial Investors will ultimately be reduced by the aggregate number of shares purchased by the Other Investors. The obligations of the Participating Reporting Persons and other Initial Investors to purchase shares of Series F Preferred Stock pursuant to the Subscription Agreements are subject to several conditions, including, but not limited to, the receipt of any necessary regulatory approvals and the expiration of a preemptive rights period afforded to holders of the Issuer’s Series C and Series E Preferred Stock.

The shares of Series F Preferred Stock will have a liquidation preference of $25.00 per share, pay non-cumulative dividends quarterly in arrears at an annual rate of 8% of the liquidation preference beginning in July 2011 and have a conversion price of $10.00 per share, subject to customary anti-dilution adjustment for stock splits, stock dividends and other similar events. The Series F Preferred Stock will automatically convert into an aggregate 2,500,000 shares of Common Stock upon the approval of the Issuer’s stockholders of the conversion terms pursuant to Nasdaq Marketplace Rule 5635. Upon such conversion, the shares of Series F Preferred Stock subscribed for by the Participating Reporting Persons will convert to an aggregate 1,675,000 shares of Common Stock, subject to the reductions described above.

In a separate matter, as previously disclosed in the Schedule 13D, the Original Reporting Persons participated in a private placement of certain securities of the Issuer in May 2010, in which they acquired warrants to purchase additional shares of Common Stock at an exercise price of $12.28 per share. While the acquisition of such warrants was disclosed, they were not exercisable for a period of 180 days from issuance and therefore, pursuant to Rule 13d-1, the shares of Common Stock issuable pursuant to such warrants were not included in the beneficial ownership of the Original Reporting Persons at that time. On November 24, 2010, these warrants became exercisable, and the shares of Common Stock issuable pursuant to such warrants are therefore now reported as beneficially owned by the Original Reporting Persons in Item 5. Certain of the Additional Reporting Persons also own warrants identical to those described, with the details of such holdings reflected in Item 5. Additionally, since the time of the filing of Amendment No. 3, it has been determined that Harrison I. Steans does not share investment or voting power over the shares of Common Stock issuable upon exercise of the FIC Warrant, as had been previously reported, and thus such shares are no longer reflected as beneficially owned by Mr. Steans. The change in the number of shares of Common Stock beneficially owned by the Original Reporting Persons in Item 5 is solely a result of the matters discussed in this paragraph and is not the result of any acquisition or disposition by the Original Reporting Persons of Issuer securities.

Further, to facilitate certain regulatory matters unrelated to the Issuer and to comply with a commitment made to the Board of Governors of the Federal Reserve System (the “Federal Reserve”) to conform their investments in any bank holding company to the requirements of the Bank Holding Company Act of 1956, as amended, the Reporting Persons have submitted instructions to the appropriate parties to execute a change in the form in which the Reporting Persons beneficially own certain Issuer securities, including Common Stock, Series C Preferred Stock and warrants to purchase additional shares of Common Stock (such securities collectively, the “Retitled Securities,” and such a change in the form of beneficial ownership, the “Title Change”). The Title Change consists solely of amending the name of the holder of the Retitled Securities so that they are held by the Reporting Persons or certain of their affiliates in their individual capacities rather than in trust, and does not alter the investment power, pecuniary interest, or voting power of any person in the Retitled Securities or involve the purchase or sale of any Issuer securities by the Reporting Persons or their affiliates. Details on the Reporting Persons’ beneficial ownership of Issuer securities, as adjusted to account for the Title Change, are provided in Item 5.

The Additional Reporting Persons have acquired the securities reported in Item 5 in transactions taking place between September 2008 and August 2010. Each of the Additional Reporting Persons is an adult relative of the Original Reporting persons and also conducts business and personal affairs within a common family office. Like the Original Reporting Persons, all Issuer securities beneficially owned by the Additional Reporting Persons are held for investment purposes, and each Additional Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors, including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Additional Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals or contractual restrictions, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Additionally, as disclosed with respect to the Original Reporting Persons in the Schedule 13D, each Additional Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of some or all of its, his or her Common Stock or such other securities he or she owns or may subsequently acquire depending on various factors, including, but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives. Each of the Reporting Persons may make gifts of shares to charities or others from time to time, and may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1, as promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934.

Also as previously disclosed with respect to the Original Reporting Persons, some of the Additional Reporting Persons may from time to time discuss with the Issuer’s management, directors and other shareholders (including the other Reporting Persons) the Issuer’s performance, business, strategic direction, prospects and management, as well as various ways of maximizing stockholder value, and may participate in and influence the affairs of the Issuer through the exercise of their respective voting rights as stockholders.

Finally, except as indicated herein, no Additional Reporting Person, as a stockholder of the Issuer, has any plan or proposal that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. As previously disclosed with respect to the Original Reporting Persons, however, each Additional Reporting Person may, at any time and from time to time, review or reconsider its, his or her position and/or change its, his or her purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

(a) - (b) The following table sets forth for each of the Reporting Persons (i) the number of shares of Common Stock beneficially owned by such Reporting Person as of the close of business on February 11, 2011, and (ii) the percentage of the outstanding Common Stock that such number represents. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power as well as any shares that such person has the right to acquire within 60 days of the applicable date, including through the exercise of warrants or other rights or the conversion of another security. As indicated in the footnotes notes below, several of the Reporting Persons share voting or investment power over certain shares. The full amount of shares over which each Reporting Person has shared investment or voting power is reported for each Reporting Person sharing such power. Therefore, certain shares are reflected as being beneficially owned by multiple Reporting Persons. Details on the form in which the Reporting Persons beneficially own the shares, as described in the footnotes below, is presented on a pro forma basis, assuming the completion of the Title Change. The applicable percentage ownership for each person listed below is based upon the sum of (i) 17,877,708 shares of Common Stock outstanding as of December 31, 2010 as reported by the Issuer in its Registration Statement on Form S-3 filed with the SEC on January 10, 2011, and (ii) the shares of Common Stock subject to FIC Warrants, the warrants issued on September 29, 2008, the warrants issued on May 28, 2010 and the Series C Preferred Stock beneficially owned by the appropriate Reporting Person.

	Common Shares Beneficially Owned
Reporting Person	Common Shares		Warrants issued on September 29, 2008 (1)	FIC Warrants		Series C Preferred Stock Conversion Shares		Warrants issued on May 28, 2010 (2)		Total	Percent	Funds Used To Acquire Additional Shares Reported (3)

Harrison I. Steans	1,036,588		—	—		310,667		67,100		1,414,355	7.8%	$0

Jennifer W. Steans	354,548	(5)	—	500,000	(4)	282,489	(6)	24,850	(7)	1,161,887	6.2%	$0

Charles E. Brinley	282,000	(8)	—	—		71,761	(9)	4,675	(10)	358,436	2.0%	$3,418,250	(11)

Margot M. Brinley	282,000	(8)	—	—		71,761	(9)	4,675		358,436	2.0%	$3,418,250	(11)

	Common Shares Beneficially Owned
Reporting Person	Common Shares		Warrants issued on September 29, 2008 (1)		FIC Warrants		Series C Preferred Stock Conversion Shares		Warrants issued on May 28, 2010 (2)		Total	Percent	Funds Used To Acquire Additional Shares Reported (3)

Justin W. Daab	222,000	(12)	—		—		61,582	(13)	1,550	(14)	285,132	1.6%	$2,668,250	(11)

Leonard A. Gail	302,160	(15)	—		500,000	(29)	274,345	(16)	22,350	(17)	1,098,855	5.9%	$6,648,000	(11)

Amy M. Heinrich	210,000	(18)	—		—		56,493	(19)	—		266,493	1.5%	$2,443,750	(11)

Benjamin J. Hunter	3,000		—		—		—		—		3,000	*	$38,715

Maxine M. Hunter	384,000	(20)	15,000	(21)	—		128,257	(22)	46,875	(23)	574,132	3.2%	$7,650,000	(11)

Peter M. Hunter	3,000		—		—		—		—		3,000	*	$38,715

Thomas B. Hunter III	384,000	(20)	15,000	(21)	—		128,257	(22)	46,875	(23)	574,132	3.2%	$7,650,000	(11)

Thomas B. Hunter IV	180,000	(24)	15,000	(25)	—		19,339		26,250	(26)	240,589	1.3%	$3,787,500	(11)

Willard M. Hunter	159,000	(27)	15,000	(25)	—		9,161		25,000	(28)	208,161	1.2%	$3,451,215	(11)

James P. Kastenholz	354,548	(5)	—		500,000	(29)	282,489	(6)	24,850	(7)	1,161,887	6.2%	$0	(30)

Adeline S. Morrison	60,000	(31)	15,000	(32)	—		15,268	(33)	36,125	(34)	126,393	*	$3,132,500	(11)

Harold M. Morrison	60,000		15,000	(32)	—		15,268		36,125	(34)	126,393	*	$3,132,500	(11)

Helen H. Morrison	317,000	(35)	—		—		79,396	(36)	7,025		403,421	2.3%	$3,904,659	(11)

Lois L. Morrison	222,000	(12)	—		—		61,582	(13)	1,550	(14)	285,132	1.6%	$2,668,250	(11)

Leo A. Smith	302,160	(37)	—		500,000	(29)	274,345	(38)	22,350	(39)	1,098,855	5.9%	$6,648,000	(11)

Heather A. Steans	302,160	(37)	—		500,000	(4)	274,345	(38)	22,350	(39)	1,098,855	5.9%	$6,648,000	(11)

Robin M. Steans	302,160	(15)	—		500,000	(4)	274,345	(16)	22,350	(17)	1,098,855	5.9%	$6,648,000	(11)

*	Indicates that the Reporting Person owns less than one percent of the Issuer’s Common Stock.
(1)	Comprised of shares of Common Stock issuable upon exercise of warrants issued on September 29, 2008, at an exercise price of $10.00 per share. The warrants were issued in conjunction with a private placement of 8% subordinated notes of the Issuer on September 29, 2008. The warrants became exercisable on March 28, 2009, and will expire on September 29, 2013.
(2)	Comprised of shares of Common Stock issuable upon exercise of warrants issued on May 28, 2010, at an exercise price of $12.28 per share. The warrants were issued in conjunction with a private placement of 8% subordinated notes of the Issuer on May 28, 2010. The warrants became exercisable on November 24, 2010, and will expire on May 28, 2015.
(3)	Indicates aggregate amount of funds used to acquire additional securities reported since the filing of Amendment No. 3 to the Schedule 13D.
(4)

Comprised of 500,000 shares of Common Stock issuable upon exercise of the FIC Warrant at an exercise price of $20.00 per share over which such person may be deemed to share investment and/or voting power. The FIC Warrant was issued pursuant to the management services agreement described in Item 4 in the Schedule 13D in exchange for services provided pursuant thereto. Jennifer W. Steans, Heather A. Steans and Robin M. Steans have shared investment and voting power with respect to these shares.

(5)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 6,000 shares of Common Stock beneficially owned by James P. Kastenholz (the spouse of Jennifer W. Steans) as a trustee of the Jennifer Steans 1999 Descendants Trust; (ii) 30,000 shares of Common Stock beneficially owned by Mr. Kastenholz individually; (iii) 101,160 shares of Common Stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners; (iv) 7,500 shares of Common Stock beneficially owned by Ms. Steans, as custodian for Nicholas J. Kastenholz (the son of Mr. Kastenholz and Ms. Steans); (v) 134,888 shares of Common Stock beneficially owned by Ms. Steans individually; and (vi) 75,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), (iv), and (vi) hereof, and Mr. Kastenholz disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv), (v), and (vi) hereof.
(6)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 21,905 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by James P. Kastenholz (the spouse of Jennifer W. Steans) as a trustee of the Jennifer Steans 1999 Descendants Trust; (ii) 22,903 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Steans individually; (iii) 7,634 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Mr. Kastenholz individually; (iv) 8,143 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Steans, as custodian for Nicholas J. Kastenholz (the son of Mr. Kastenholz and Ms. Steans); (v) 181,188 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by PCB Limited Partnership; and (vi) 40,716 shares of Common Stock issuable pursuant to Series C Preferred Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv), (v) and (vi) hereof, and Mr. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iv), (v) and (vi) hereof.
(7)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 475 shares of Common Stock issuable pursuant to warrants beneficially owned by James P. Kastenholz (the spouse of Jennifer W. Steans) as a trustee of the Jennifer Steans 1999 Descendants Trust; (ii) 7,025 shares of Common Stock issuable pursuant to warrants owned by Ms. Steans individually; (iii) 2,350 shares of Common Stock issuable pursuant to warrants beneficially owned by Mr. Kastenholz individually; (iv) 2,500 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Steans, as custodian for Nicholas J. Kastenholz (the son of Mr. Kastenholz and Ms. Steans); and (v) 12,500 shares of Common Stock issuable pursuant to warrants held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv) and (v) hereof, and Mr. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iv) and (v) hereof.
(8)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 120,000 shares of Common Stock beneficially owned by Margot M. Brinley (the spouse of Charles E. Brinley) individually; and (ii) 162,000 shares of Common Stock held by Foursquare Investments, LLC of which Ms. Brinley is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Brinley disclaims beneficial ownership of the shares described in clause (ii) hereof, and Mr. Brinley disclaims beneficial ownership of the shares described in clauses (i) and (ii) hereof.
(9)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 15,268 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Charles E. Brinley (the spouse of Margot M. Brinley) individually; (ii) 41,225 shares of Common Stock issuable pursuant to Series C Preferred Stock held by Foursquare Investments, LLC of which Ms. Brinley is one of four managing members and shares investment and voting power with respect to these shares; and (iii) 15,268 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Brinley. In accordance with Rule 13d-4, Mr. Brinley disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof, and Ms. Brinley disclaims beneficial ownership of the shares described in clauses (i) and (ii) hereof.

(10)	Subsequent to the completion of the Title Change, the shares will consist solely of 4,675 shares of Common Stock issuable pursuant to warrants beneficially owned by Margot M. Brinley (the spouse of Charles E. Brinley). In accordance with Rule 13d-4, Mr. Brinley disclaims beneficial ownership of all such shares described herein.
(11)	Includes funds used to purchase shares which, because of the nature of their ownership, are also reported as beneficially owned by other Reporting Persons herein and/or the ownership of which is disclaimed by this Reporting Person.
(12)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 60,000 shares of Common Stock beneficially owned by Lois L. Morrison (the spouse of Justin W. Daabs) individually; and (ii) 162,000 shares of Common Stock held by Foursquare Investments, LLC of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Mr. Daabs disclaims beneficial ownership of the shares described in clauses (i) and (ii) hereof, and Ms. Morrison disclaims beneficial ownership of the shares described in clause (ii) hereof.
(13)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 4,071 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Justin W. Daab individually (the spouse of Lois M. Morrison); (ii) 16,286 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Morrison; and (iii) 41,255 shares of Common Stock issuable pursuant to Series C Preferred Stock held by Foursquare Investments, LLC of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these share . In accordance with Rule 13d-4, Mr. Daab disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof, and Ms. Morrison disclaims ownership of the shares described in clauses (i) and (iii) hereof.
(14)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 1,250 shares of Common Stock issuable pursuant to warrants beneficially owned by Justin W. Daab (the spouse of Lois L. Morrison) individually; and (ii) 300 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Morrison individually. In accordance with Rule 13d-4, Mr. Daab disclaims beneficial ownership of the shares described in clause (ii) hereof, and Ms. Morrison disclaims ownership of the shares described in clause (i) hereof.
(15)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 6,000 shares of Common Stock beneficially owned by Leonard A. Gail (the spouse of Robin M. Steans) as a trustee of the Robin Steans 1999 Descendants Trust; (ii) 101,160 shares of Common Stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners; (iii) 60,000 shares of Common Stock beneficially owned by Ms. Steans individually; (iv) 75,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares; and (v) 60,000 shares of Common Stock beneficially owned by Mr. Gail individually. In accordance with Rule 13d-4, Mr. Gail disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), and (iv) hereof, and Ms. Steans disclaims ownership of the shares described in clauses (i), (ii), (iv) and (v) hereof.
(16)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 21,905 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Leonard A. Gail (the spouse of Robin M. Steans) as a trustee of the Robin Steans 1999 Descendants Trust; (ii) 15,268 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Steans individually; (iii) 181,188 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by PCB Limited Partnership; (iv) 40,716 shares of Common Stock issuable pursuant to Series C Preferred Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees; and (v) 15,268 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Mr. Gail individually. In accordance with Rule 13d-4, Mr. Gail disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), and (iv) hereof, and Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv) and (v) hereof.
(17)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 475 shares of Common Stock issuable pursuant to warrants beneficially owned by Leonard A. Gail (the spouse of Robin M. Steans) as a trustee of the Robin Steans 1999 Descendants Trust; (ii) 4,700 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Steans individually; (iii) 12,500 shares of Common Stock issuable pursuant to warrants held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees; and (iv) 4,675 shares of Common Stock issuable pursuant to warrants beneficially owned by Mr. Gail individually. In accordance with Rule 13d-4, Mr. Gail disclaims beneficial ownership of the shares described in clauses (i), (ii), and (iii) hereof, and Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii) and (iv) hereof.

(18)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 48,000 shares of Common Stock beneficially owned by Ms. Heinrich individually; and (ii) 162,000 shares of Common Stock held by Foursquare Investments, LLC of which Ms. Heinrich is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Heinrich disclaims beneficial ownership of the shares described in clause (ii) hereof.
(19)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 15,268 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Heinrich individually; and (ii) 41,225 shares of Common Stock issuable pursuant to Series C Preferred Stock held by Foursquare Investments, LLC of which Ms. Heinrich is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Heinrich disclaims beneficial ownership of the shares described in clause (ii) hereof.
(20)	Subsequent to the completion of the Title Change, the shares will consist solely of shares beneficially owned by Thomas B. Hunter III (the spouse of Maxine M. Hunter) individually. In accordance with Rule 13d-4, Ms. Hunter disclaims beneficial ownership of all such shares described herein.
(21)	Subsequent to the completion of the Title Change, the warrants will be held solely by the Hunter Family Foundation of which Thomas B. Hunter III and Maxine M. Hunter are two of four co-trustees. In accordance with Rule 13d-4, Mr. and Ms. Hunter disclaim beneficial ownership of all shares of Common Stock issuable pursuant to such warrants described herein.
(22)	Subsequent to the completion of the Title Change, the shares will consist solely of shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Thomas B. Hunter III (the spouse of Maxine M. Hunter) individually. In accordance with Rule 13d-4, Ms. Hunter disclaims beneficial ownership of all such shares described herein.
(23)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 21,875 shares of Common Stock issuable pursuant to warrants beneficially owned by Thomas B. Hunter III (the spouse of Maxine M. Hunter) individually; and (ii) 25,000 shares of Common Stock issuable pursuant to warrants held by the Hunter Family Foundation, over which Thomas B. Hunter III and Maxine Hunter are two of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clause (ii) hereof and Ms. Hunter disclaims beneficial ownership of the shares described in clauses (i) and (ii) hereof.
(24)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 60,000 shares of Common Stock beneficially owned by Mr. Hunter individually; and (ii) 120,000 shares of Common Stock held by the Maxine M. Hunter Charitable Lead Annuity Trust, over which Mr. Hunter is one of two co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clause (ii) hereof.
(25)	Comprised of 15,000 shares of Common Stock issuable pursuant to warrants held by the Hunter Family Foundation of which Mr. Hunter is one of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described herein.
(26)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 25,000 shares of Common Stock issuable pursuant to warrants held by the Hunter Family Foundation, over which Mr. Hunter is one of four co-trustees; and (ii) 1,250 shares of Common Stock issuable pursuant to warrants beneficially owned by Mr. Hunter individually. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clause (i) hereof.
(27)	Subsequent to the completion of the Title Change, the shares will be comprised of: (i) 36,000 shares of Common Stock held by Mr. Hunter directly; (ii) 3,000 shares held by Mr. Hunter, as custodian for Willard K. Hunter (the son of Mr. Hunter); and (iii) 120,000 shares of Common Stock held by the Maxine M. Hunter Charitable Lead Annuity Trust, over which Mr. Hunter is one of two co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof.

(28)	Comprised of 25,000 shares of Common Stock issuable pursuant to warrants held by the Hunter Family Foundation, over which Mr. Hunter is one of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described herein.
(29)	Comprised of 500,000 shares of Common Stock issuable upon exercise of the FIC Warrant over which Jennifer W. Steans (the spouse of Mr. Kastenholz), Heather A. Steans (the spouse of Mr. Smith) and Robin M. Steans (the spouse of Mr. Gail) have shared investment and voting power. In accordance with Rule 13d-4, Messrs. Kastenholz, Smith and Gail disclaim beneficial ownership of the shares described herein.
(30)	All shares beneficially owned by Mr. Kastenholz have been previously reported on the Schedule 13D in conjunction with the reported ownership of his spouse, Jennifer W. Steans.
(31)	Subsequent to the completion of the Title Change, the shares will consist solely of shares beneficially owned by Harold M. Morrison (the spouse of Adeline S. Morrison) individually. In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of all such shares described herein.
(32)	Subsequent to the completion of the Title Change, the warrants will consist solely of shares issuable upon the exercise of warrants held by the Harold M. and Adeline S. Morrison Family Foundation of which Mr. and Ms. Morrison are co-trustees. In accordance with Rule 13d-4, Mr. and Ms. Morrison disclaim beneficial ownership of all shares of Common Stock issuable pursuant to such warrants described herein.
(33)	Subsequent to the completion of the Title Change, the shares will consist solely of shares issuable pursuant to Series C Preferred Stock beneficially owned by Harold M. Morrison (the spouse of Adeline S. Morrison) individually. In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of all such shares described herein.
(34)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 11,025 shares of Common Stock issuable pursuant to warrants beneficially owned by Harold M. Morrison (the spouse of Adeline S. Morrison) individually; (ii) 6,350 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Morrison individually; and (iii) 18,750 shares of Common Stock issuable pursuant to warrants held by the Harold M. and Adeline S. Morrison Family Foundation of which Mr. and Ms. Morrison are co-trustees. In accordance with Rule 13d-4, Mr. Morrison disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof, and Ms. Morrison disclaims beneficial ownership of the shares described in clauses (i) and (iii) hereof.
(35)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 155,000 shares of Common Stock beneficially owned by Ms. Morrison individually; and (ii) 162,000 shares of Common Stock held by Foursquare Investments, LLC of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of the shares described in clause (ii) hereof.
(36)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 38,171 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Morrison individually; and (ii) 41,225 shares of Common Stock issuable pursuant to Series C Preferred Stock held by Foursquare Investments, LLC of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of the shares described in clause (ii) hereof.
(37)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 6,000 shares of Common Stock beneficially owned by Leo A. Smith (the spouse of Heather A. Steans) as a trustee of the Heather Steans 1999 Descendants Trust; (ii) 101,160 shares of Common Stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners; (iii) 120,000 shares of Common Stock beneficially owned by Ms. Steans individually; and (iv) 75,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Mr. Smith disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), and (iv) hereof, and Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), and (iv) hereof.

(38)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 21,905 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Leo A. Smith (the spouse of Heather A. Steans) as a trustee of the Heather Steans 1999 Descendants Trust; (ii) 30,536 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Steans individually; (iii) 181,188 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by PCB Limited Partnership; and (iv) 40,716 shares of Common Stock issuable pursuant to Series C Preferred Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Mr. Smith disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), and (iv), and Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii), and (iv) hereof.
(39)	Subsequent to the completion of the Title Change, the shares will be held as follows: (i) 475 shares of Common Stock issuable pursuant to warrants beneficially owned by Leo A. Smith (the spouse of Heather A. Steans) as a trustee of the Heather Steans 1999 Descendants Trust; (ii) 9,375 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Steans individually; and (iii) 12,500 shares of Common Stock issuable pursuant to warrants held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Mr. Smith disclaims the shares described in clauses (i), (ii), and (iii) hereof, and Ms. Steans disclaims beneficial ownership of the shares described in clause (i) and (iii) hereof.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person. If, however, the Reporting Persons were considered to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act, the resultant group would be considered to be the beneficial owner of an aggregate of 4,611,907 shares of Common Stock, or approximately 23.5% of the Common Stock outstanding, and, following the issuance of the Series F Preferred Stock, would be considered to be the beneficial owner of an aggregate 6,286,907 shares of Common Stock, or approximately 29.5% of the share of Common Stock outstanding, subject to the reductions discussed in Item 4.

Certain employees of FIC and affiliated entities of such persons beneficially own shares of Common Stock and securities which are convertible into shares of Common Stock or otherwise can be exercised into Common Stock. None of the Reporting Persons has or shares voting or investment control over any of such persons or any of such entities or has any agreements with any of such persons or any of such entities with respect thereto, and each of the Reporting Persons disclaims beneficial ownership of such shares.

(c) On November 24, 2010, certain warrants to purchase additional shares of Common Stock beneficially owned by certain of the Reporting Persons became exercisable. As described in Items 3 and 4, while no Reporting Person has exercised the warrants or purchased or sold any Issuer securities in the past 60 days, the fact that such warrants became exercisable resulted in a change in the number of shares of Common Stock reportable as beneficially owned by the Original Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D, pursuant to Rule 13d-1. The number of shares acquirable pursuant to the warrants is now reported in this Item 5 for all Reporting Persons holding such warrants. Additionally, since the time of the filing of Amendment No. 3, it has been determined that Harrison I. Steans does not share investment or voting power over the shares of Common Stock issuable upon exercise of the FIC Warrant, as had been previously reported, and thus such shares are no longer reported in this Item 5 with respect to Mr. Steans. The information provided with respect to both the warrants and FIC Warrants in Items 3 and 4 is incorporated by reference into this Item 5(c).

Also, as described in Items 3 and 4, the Reporting persons have submitted instructions to the appropriate parties to execute the Title Change. The Title Change represents only a change in the form in which the Reporting Persons beneficially own the Retitled Securities and does not represent the purchase or sale of any Issuer securities by any of the Reporting Persons. The information provided with respect to the Title Change in Items 3 and 4 is incorporated by reference into this Item 5(c).

Finally, as described in Items 3 and 4, on January 28, 2010, the Participating Reporting Persons entered into Subscription Agreements with the Issuer to purchase shares of Series F Preferred Stock. As of the date of this Amendment No. 4, the offering of shares of Series F Preferred Stock has not yet closed, and the obligations of the Participating Reporting Persons to purchase such shares are subject to several conditions, including, but not limited to, the receipt of any necessary regulatory approvals and the expiration of a preemptive rights period afforded to holders of the Issuer’s Series C and Series E Preferred Stock. The information provided with respect to the Series F Preferred Stock in Items 3 and 4 is incorporated by reference into this Item 5(c).

Except as described above, no Reporting Person (including the Additional Reporting Persons) has effected any transaction with respect to any Issuer securities in the past 60 days.

(d) Except as described herein, no one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

On January 28, 2010, the Participating Reporting Persons entered into Subscription Agreements with the Issuer providing for the transactions described in Item 4. The information provided with respect to the Subscription Agreements and the transactions related thereto in Item 4 is incorporated by reference into this Item 6.

As described in Item 4, to facilitate certain regulatory matters unrelated to the Issuer, the Reporting Persons have also made a commitment to the Federal Reserve to effect the Title Change. The information provided with respect to the Title Change in Item 4 is incorporated by reference into this Item 6.

Further, in addition to the shares previously reported as pledged by the Original Reporting Persons pursuant to loan arrangements in the Schedule 13D, certain of the Additional Reporting Persons and entities with which they are affiliated have also entered into loan arrangements with each of The Northern Trust Company, Bank of America, NA and Sun Trust Bank, pursuant to which an aggregate 1,382,000 shares of Common Stock beneficially owned by such Additional Reporting Persons have been pledged as collateral to secure repayment.

Additional shares of Common Stock may be pledged by the Reporting Persons, or entities with which they are affiliated, from time to time under loan arrangements entered into in the future.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: February 14, 2011

By:	/s/ Harrison I. Steans	By:	/s/ Jennifer W. Steans
Name:	Harrison I. Steans	Name:	Jennifer W. Steans

By:	/s/ Charles E. Brinley	By:	/s/ Margot M. Brinley
Name:	Charles E. Brinley	Name:	Margot M. Brinley

By:	/s/ Justin W. Daab	By:	/s/ Leonard A. Gail
Name:	Justin W. Daab	Name:	Leonard A. Gail

By:	/s/ Amy M. Heinrich	By:	/s/ Benjamin J. Hunter
Name:	Amy M. Heinrich	Name:	Benjamin J. Hunter

By:	/s/ Maxine M. Hunter	By:	/s/ Peter M. Hunter
Name:	Maxine M. Hunter	Name:	Peter M. Hunter

By:	/s/ Thomas B. Hunter III	By:	/s/ Thomas B. Hunter IV
Name:	Thomas B. Hunter III	Name:	Thomas B. Hunter IV

By:	/s/ Willard M. Hunter	By:	/s/ James P. Kastenholz
Name:	Willard M. Hunter	Name:	James P. Kastenholz

By:	/s/ Adeline S. Morrison	By:	/s/ Harold M. Morrison
Name:	Adeline S. Morrison	Name:	Harold M. Morrison

By:	/s/ Helen H. Morrison	By:	/s/ Lois L. Morrison
Name:	Helen H. Morrison	Name:	Lois L. Morrison

By:	/s/ Leo A. Smith	By:	/s/ Heather A. Steans
Name:	Leo A. Smith	Name:	Heather A. Steans

By:	/s/ Robin M. Steans
Name:	Robin M. Steans

EXHIBIT INDEX

Number	Description

1.	Form of Subscription Agreement, dated January 28, 2011, by and between the Issuer and the Participating Reporting Persons (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 28, 2011).

2.	Joint Filing Agreement dated as of February 14, 2011 (filed herewith).

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Common Stock, par value $.01 per share, of Taylor Capital Group, Inc. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Date: February 14, 2011

By:	/s/ Harrison I. Steans	By:	/s/ Jennifer W. Steans
Name:	Harrison I. Steans	Name:	Jennifer W. Steans

By:	/s/ Charles E. Brinley	By:	/s/ Margot M. Brinley
Name:	Charles E. Brinley	Name:	Margot M. Brinley

By:	/s/ Justin W. Daab	By:	/s/ Leonard A. Gail
Name:	Justin W. Daab	Name:	Leonard A. Gail

By:	/s/ Amy M. Heinrich	By:	/s/ Benjamin J. Hunter
Name:	Amy M. Heinrich	Name:	Benjamin J. Hunter

By:	/s/ Maxine M. Hunter	By:	/s/ Peter M. Hunter
Name:	Maxine M. Hunter	Name:	Peter M. Hunter

By:	/s/ Thomas B. Hunter III	By:	/s/ Thomas B. Hunter IV
Name:	Thomas B. Hunter III	Name:	Thomas B. Hunter IV

By:	/s/ Willard M. Hunter	By:	/s/ James P. Kastenholz
Name:	Willard M. Hunter	Name:	James P. Kastenholz

By:	/s/ Adeline S. Morrison	By:	/s/ Harold M. Morrison
Name:	Adeline S. Morrison	Name:	Harold M. Morrison

By:	/s/ Helen H. Morrison	By:	/s/ Lois L. Morrison
Name:	Helen H. Morrison	Name:	Lois L. Morrison

By:	/s/ Leo A. Smith	By:	/s/ Heather A. Steans
Name:	Leo A. Smith	Name:	Heather A. Steans

By:	/s/ Robin M. Steans
Name:	Robin M. Steans